FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Changes

September 3 and 7, 2004

3.	News Releases

News releases with respect to the material changes referred to in this report were issued through newswire services on September 3 and 7, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Wheaton Board Recommends Shareholders Reject Coeur Offer

On September 3, 2004, Wheaton announced that the Board of Directors of Wheaton unanimously recommended that Wheaton shareholders REJECT the offer to purchase all of the outstanding Wheaton shares made by Coeur d’Alene Mines Corporation (“Coeur”) and its affiliates on August 23, 2004 and that shareholders NOT TENDER their Wheaton shares to the Coeur offer.

Silver Wheaton Transaction Rescheduled for October 15th

On September 7, 2004, Wheaton announced that the closing date of the previously announced Silver Wheaton transaction had been rescheduled for October 15, 2004.

5.	Full Description of Material Change

Wheaton Board Recommends Shareholders Reject Coeur Offer

Wheaton announced that the Board of Directors of Wheaton unanimously recommended that Wheaton shareholders REJECT the offer to purchase all of the outstanding Wheaton shares made by Coeur and its affiliates on August 23, 2004 and that shareholders NOT TENDER their Wheaton shares to the Coeur offer.

The Board decision followed receipt of a recommendation by the Special Committee of the Board. The Board and the Special Committee also relied upon, among other things, the opinion of Orion Securities Inc. that states, subject to the assumptions and limitations contained therein, that the consideration that Coeur is offering is inadequate from a financial point of view to Wheaton shareholders. The Board’s recommendation, the Special Committee’s assessment of the Coeur offer and its reasons for the recommendation that shareholders reject the Coeur offer are set out in a Directors’ Circular which was mailed to Wheaton shareholders on or about September 7, 2004.

The principal reasons for the conclusion and recommendation of the Special Committee and the Board are as follows:

•	There are no financial or strategic benefits to Wheaton or the Wheaton shareholders under the Coeur offer and a business combination with Coeur is not in the best interests of the Wheaton shareholders.

•	The Coeur offer is financially inadequate and highly dilutive.

•	Coeur has a lengthy history of significant net losses and has experienced negative cash flow from operating activities over the past five and one-half years.

•	Coeur has not had sufficient earnings to cover its fixed charges (i.e. interest and preferred stock dividends) in each of the last five years.

•	Coeur’s development properties are subject to significant risks and its existing mines are nearing the end of their mine life.

•	The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will present an increased financial risk and a riskier capital structure than Wheaton and peer group companies.

•	Coeur has financed its operations through the use of convertible debt resulting in significant potential dilution.

•	The Coeur offer requires Coeur shareholder approval and is highly conditional.

•	The technical reports Coeur has filed prior to the date hereof relating to the San Bartolomé project fail to provide important information.

•	The value of the Coeur offer is not Cdn$5.47 per share. The value of the Coeur offer (based on the Coeur share closing price on September 1, 2004) for Wheaton shareholders who elect the “all share” option is Cdn$3.84 per Wheaton share, Cdn$4.13 per Wheaton share if all Wheaton shareholders elect the “cash and share” option, and Cdn$4.06 per Wheaton share if the “in-the-money” options and warrants are taken into account. The cash portion of the Coeur offer is less than Cdn$5.47 per share and could be significantly less than Cdn$1.00 per share.

•	The Board and the Special Committee have serious reservations about the ability of the management of Coeur and do not recommend that Wheaton shareholders become shareholders of the combined Coeur/Wheaton company that would be controlled by the management of Coeur.

Shareholders were advised to read the full explanation of the reasons for the Board’s recommendation in the Directors’ Circular.

Silver Wheaton Transaction Rescheduled for October 15th

On September 7, 2004, Wheaton announced that the closing date of the previously announced Silver Wheaton transaction had been rescheduled for October 15, 2004.

Following the filing of an application by Coeur with the British Columbia Securities Commission to seek to delay the closing of the transaction, Wheaton agreed with Coeur that, in order to avoid the cost and expense of a regulatory hearing, it would postpone the closing of the Silver Wheaton transaction until the earlier of: (a) three business days after Coeur shall have taken up shares under the Coeur offer and shall have received full disclosure of the full terms and conditions of the Silver Wheaton transaction with an opportunity to terminate Wheaton’s obligations in respect thereof without material cost to Wheaton; and (b) October 15, 2004. In turn, Coeur has agreed that (i) if less than 50% of Wheaton shares outstanding have been tendered to the Coeur offer by 8:00 a.m. (Toronto time) on October 15, 2004, or (ii) if more than 50% of Wheaton shares have been tendered to the Coeur offer and Coeur does not take up and pay for such shares, Wheaton may complete the Silver Wheaton transaction as soon as practicable on or after October 15, 2004. In such case, Coeur has agreed that it will not take any action, directly or indirectly, whether before any securities commission or court or otherwise, to prevent, hinder or delay the completion of the Silver Wheaton transaction, provided that Wheaton delivers to Coeur copies of all agreements relating to Silver Wheaton as soon as practicable, and in any event within 24 hours of the completion of the Silver Wheaton transaction. If, however, by 8:00 a.m. (Toronto time) on October 15, 2004, more than 50% of the Wheaton shares outstanding on that date have been tendered to Coeur’s offer and not withdrawn, and Coeur has publicly announced that it intends to take up and pay for all of the deposited shares, Wheaton will not close the Silver Wheaton transaction and none of Wheaton or any of its subsidiaries will enter into any agreements in respect of Silver Wheaton without the prior written consent of Coeur, provided Coeur subsequently takes up and pays for all of the deposited shares in accordance with applicable law.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 13th day of September, 2004.

Per:	/s/ Peter Barnes

Peter Barnes
Executive Vice President and
Chief Financial Officer